Report of Independent Registered Public Accounting Firm

The Board of Directors of
Dreyfus Growth and Income Fund, Inc.

We have examined management's assertion, included in the accompanying Management Statement Regarding
Compliance with Certain Provisions of the Investment
Company Act of 1940, that
Dreyfus Growth and Income Fund, Inc. (the "Company") complied with the requirements of subsections (b) and (c) of Rule 17f-2 under the Investment
Company Act of 1940 ("the Act") as of May 31, 2018.
Management is responsible for the Company's compliance with those requirements. Our responsibility is to express an opinion on management's assertion about the Company's compliance based on our examination.

Our examination was conducted in accordance with the standards of the Public Company Accounting
Oversight Board (United States) and, accordingly, included examining, on a test basis, evidence about the Company's compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed as of May 31, 2018, and with respect to agreement of security purchases and sales, for the period from April 30, 2018
(the date of our last examination) through May 31, 2018:

Count and inspection of all securities located in the vault of The Bank of New York Mellon in Jersey City, without prior notice to management;

Confirmation of all securities held by institutions in book entry form (e.g., the Federal
Reserve Bank of Boston, the Depository Trust Company and various sub-custodians);

Confirmation of all securities hypothecated, pledged, placed in escrow or out for transfer with brokers, pledgees or transfer agents;

Reconciliation of all such securities to the books and records of the Company and the Custodian;

Confirmation of all repurchase agreements with brokers/banks and agreement of underlying collateral with The Bank of New York Mellon's records; and

Agreement of 5 security purchases and 5 security sales or maturities, since our last report from the books and records of the Company to broker confirmations.

We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Company's compliance with specified requirements.

In our opinion, management's assertion that Dreyfus Growth and Income Fund, Inc.
complied with the requirements of subsections (b) and (c) of Rule 17f-2 of the Act as of May 31, 2018 with respect to securities reflected in the investment account of the Company is fairly stated, in all material respects.

This report is intended solely for the information and use of management and the Board of Directors of Dreyfus Growth and Income Fund, Inc.
and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.

               /s/ERNST & YOUNG LLP

New York, New York
August 22, 2018



Management Statement Regarding Compliance with
        Certain Provisions
of the Investment Company Act of 1940

August 22, 2018

We, as members of management of
Dreyfus Growth and Income Fund, Inc. (the "Company"), are responsible for complying with the requirements of subsections (b) and (c) of Rule 17f-2, "Custody of Investments by Registered Management
Investment Companies," of the Investment Company
Act of 1940. We are also responsible for establishing and maintaining effective internal controls over compliance with those requirements. We have performed an evaluation of the Company's compliance with the requirements of subsections (b) and (c) of Rule 17f-2 as of May 31, 2018, and from April 30, 2018
(date of last examination)
through May 31, 2018.

Based on this evaluation, we assert that the Company was in compliance with the requirements of subsections
(b) and (c) of Rule 17f-2 of the Investment Company
Act of 1940 as of May 31, 2018 and from
April 30, 2018 (date of last examination) through May 31, 2018 with respect to securities reflected in the investment account of the Company.

Dreyfus Growth and Income Fund, Inc.



By:

     /s/Jim Windels
     Jim Windels,
     Treasurer
     The Dreyfus Corporation